UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Occurrence of an Industrial Accident

(Disclosure of Korea Electric Power Corporation’s Subsidiary,

KEPCO Plant Service & Engineering Co.,Ltd.)

1.Details of the Serious Accident	Location of Occurrence	India Bhavnagar Thermal Power Plant
	Description of Accident	An accident occurred due to fly ash from the upper section during an internal inspection of an Ash Hopper within the plant
	Number of Fatalities	1
	Number of the Injuries	0

2. Date of Occurrence of the Industrial Accident		2026-03-17

3. Date of Report to the Ministry of Employment and Labor		2026-03-18

4. Measures Taken and Future Plans		A site inspection by relevant authorities in India and KEPCO Plant Service & Engineering Co.,Ltd. will establish measures to prevent recurrence.

5. Other important details to be considered for investment decisions		As the entity is an Indian subsidiary subject to Indian Law, the applicability of the Korea Occupational Safety and Health Act remains unclear. A corrective disclosure will be filed once confirmed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: March 20, 2026